Exhibit 99.(a)(1)(G)

Dear Verenium Stock Option Participant:

We wanted to send this notice to remind you that the deadline of November 12, 2009 (12:00 Midnight, Eastern Standard Time, or one minute after 11:59 p.m. on November 11, 2009) is approaching for you to elect to participate in the stock option exchange program. If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on October 13, 2009 (the “Offering Materials”), you must log into the option exchange website located on the Verenium portal at https://verenium.equitybenefits.com.

If you are logging in for the first time, please enter your Employee ID (email address) and Password (this is VRNM + the last 4 digits of your social security number). For example, if your social security number is 1234 you would use VRNM1234. If you do not have a social security number, please use the MMYYYY of your birth. For example, if you were born in March of 1970 your password would be 031970. You will be required to change your password if visiting the website for the first time. If you have previously logged in, please use the password you established upon your login.

Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance with the option exchange website should be made by email to tenderoffer@verenium.com.

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